Exhibit (a)(5)

EVANS & SUTHERLAND COMPUTER CORPORATION

INFORMATION STATEMENT

This Information Statement (this “Information Statement”) is being mailed on or about March 23, 2020 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) to holders of common stock, par value $0.20 per share (the “Shares”), of Evans & Sutherland Computer Corporation, a Utah corporation (the “Company”).

The Schedule 14D-9 relates to the tender offer by Elevate Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of Elevate Entertainment Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding Shares at a purchase price of $1.19 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser to the Board of Directors of the Company (the “Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated February 9, 2020 (the “Merger Agreement”) by and among the Company, Parent and Purchaser.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

Parent provided the information in this Information Statement concerning Mr. Winn, Mirasol Capital, LLC (“Mirasol Capital”), Parent and Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Shares constitute the only class of security entitled to vote at a meeting of the shareholders of the Company. Each Share has one vote. As of March 20, 2020, there were 11,482,516 Shares issued and outstanding.

BACKGROUND INFORMATION

The Offer is being made pursuant to the Merger Agreement. The Merger Agreement is filed as Exhibit (e)(1) to the Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, the Offer, if successful, will be followed by a merger (the “Merger”) of Purchaser with and into the Company, with the Company as the Surviving Corporation and a subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately before the Effective Time (other than Shares held by the Company as treasury stock, by any subsidiary of the Company or by Parent or Purchaser or Shares for which the holder thereof properly exercised dissenters’ rights) will be converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any applicable tax withholding.

DIRECTORS DESIGNATED BY PURCHASER

Right to Designate Directors

The Merger Agreement provides that, effective upon the Acceptance Time (as defined in the Merger Agreement) and from time to time thereafter, Parent shall be entitled to designate the number of directors (the “Designees”), rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board (giving effect to any increase in the size of the Board contemplated by the Merger Agreement) and (ii) the percentage that the number of Shares beneficially owned by Parent and/or Purchaser (including Shares accepted for payment in the Offer) bears to the total number of Shares then issued and outstanding (provided that in no event will Parent’s director Designees constitute less than a majority of the entire Board), and the Company shall cause Designees to be elected or appointed to the Board, including by increasing the number of directors and seeking and accepting resignations of incumbent directors. At such time, the Company shall also cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on each committee of the Board that represents the same percentage as such individuals represent on the Board. The Company shall promptly take all actions necessary to effect the appointment of Designees, including mailing to its shareholders information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 require.

Information with Respect to the Potential Designees

As of the date of this Information Statement, Parent has not selected its designees to the Board. However, Parent has informed the Company that it will choose from among Stephen T. Winn, Jeb Terry, Jr. and Shaun Miller (the “Potential Designees”), in selecting its designees to the Board. The information with respect to the Potential Designees included on Schedule A to this Information Statement is incorporated herein by reference. Parent has informed the Company that each of the Potential Designees has consented to act as a director of the Company if so designated.

Based on the information set forth in the Offer to Purchase filed by Mr. Winn, Mirasol Capital, Parent and Purchaser and other information provided by Parent, none of the Potential Designees (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, other than as described in the Offer to Purchase, to the knowledge of Parent, none of the Potential Designees beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Parent has informed the Company that, to its knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that the selected Potential Designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer and the Merger Agreement, which purchase cannot be earlier than midnight, Eastern Time on March 25, 2020. Pursuant to the Merger Agreement, each of the Company’s current directors has agreed to submit his resignation as of the Acceptance Date; however, it is currently not known which, if any, of the resignations of the current directors of the Company would be required or accepted.

BOARD OF DIRECTORS

The Company’s Board is divided into three classes. Directors in each class serve three-year terms, which expire at successive annual meetings so that the shareholders elect one class of directors at each annual meeting of shareholders. Any vacancy that results from an increase in the number of directors may be filled by a majority of the directors then in office for a term of office continuing only until the next election of one or more directors by the shareholders. Any vacancy on the Board not resulting from an increase in the number of directors may be filled by a majority of the directors then in office for the unexpired term of the vacant class filled by reason of reason may be filled for by majority vote of the remaining directors only until the next election of one or more directors by shareholders. Currently, the Board has five members. Certain biographical information regarding the current directors is set forth below.

Directors	Director Since	Positions Currently Held
Class II Directors (Term Ends 2022)
Jonathan Shaw	2016	Chief Executive Officer, Director
L. Tim Pierce	2012	Chairman of the Board
Class I Director (Term Ends 2021)
William E. Stringham	2015	Director
Class III Directors (Term Ends 2020)
William Schneider	2002	Director
E. Michael Campbell	2008	Director

Class II Directors — Terms Ending 2022

Jonathan Shaw, 63, was appointed Chief Executive Officer and director of the Company in September 2016. Mr. Shaw has been employed in a number of positions with Spitz, Inc., the Company’s wholly owned subsidiary, including President and Chief Executive Officer since 2001, Chief Operating Officer between 1998 and 2001, Vice President of Sales and Technology between 1992 and 1998, Director of Engineering from 1989 until 1992 and project engineer between 1986 and 1989. Mr. Shaw received a B.S. degree in Mechanical Engineering from the University of Delaware and an M.B.A. from Widener University. The Company believes that Mr. Shaw’s past positions with the Company and his leadership role as Chief Executive Officer provides a needed perspective on the Board from within our operations.

L. Tim Pierce, 68, Chairman of the Board, has been a director of the Company since November 2012 and Chairman of the Board since July 2013. From January 2012 to present, Mr. Pierce has served as Executive Vice President and Chief Financial Officer for UELS, LLC, a provider of services to the energy industry. From March 2011 until December 2011, he served as Chief Financial Officer for Alliance Health Networks, Inc., an internet social networking company serving the healthcare markets. Mr. Pierce earned a B.S. degree in Accounting from Brigham Young University and is a Certified Public Accountant (inactive). The Company believes that Mr. Pierce’s education and professional credentials combined with his financial leadership experience make him well qualified for his role as director and Chairman of the Board.

Class I Director — Term Ending 2021

William E. Stringham, 56, has been a director of the Company since November 2015. Since 2006, Mr. Stringham has served as the managing partner of 42 Ventures, a venture capital firm he founded, which focuses on software driven businesses that deliver innovative products and services to highly defined markets. Since April 2012, Mr. Stringham has also served as Operating Partner & Executive Advisory Board Member of NexPhase Capital Partners, a private equity firm that targets equity investments in middle market, growth-oriented companies in various sectors including software. He has led the development of software investment practices and successful investments in software businesses. Mr. Stringham earned B.S. degrees in Philosophy and Political Science at the University of Utah where he was a member of the Phi Beta Kappa academic honor society, served as student body President, and awarded a Truman Scholarship. Mr. Stringham also earned an M.B.A from Harvard Business School. The Company believes Mr. Stringham’s extensive experience in the development and operation of software oriented businesses brings valuable expertise to its Board.

Class III Directors — Terms Ending 2020

Dr. William Schneider, 78, has been a director of the Company since May 2002. Dr. Schneider has served as the president of International Planning Services, Inc., a Washington-based international trade and finance firm, since 1986. In addition, Dr. Schneider is currently an adjunct fellow of the Hudson Institute. Dr. Schneider serves as an advisor to the U.S. government in several capacities; he is a consultant to the Departments of Defense, Energy, and State, and is a member of the Defense Science Board in the Department of Defense where he served as chairman from 2001 through 2009. Dr. Schneider is also a Member of the Department of State’s Defense Trade Advisory Group. He earned his Ph.D. degree from New York University in 1968. The Company believes that Dr. Schneider’s experience with the government procurement process and commercial technology businesses will aid the Company in commercializing its technology products.

Dr. E. Michael Campbell, 69, has been a director of the Company since July 2008. In June 2015, Dr. Campbell joined the University of Rochester as the Deputy Director and Chief Scientist of the University’s Laboratory for Laser Energetics where he also become a director October 2017. From January 2014 until June 2015 he was a Senior Scientist at Sandia National Laboratory where he developed strategic programs in advanced energy, optical and pulsed power technologies. From 2008 through 2013, Dr. Campbell was Director of the Energy Division of Logos Technologies. From 2000 through 2007, he held various senior management positions, most recently Executive Vice-President for Energy, at General Atomics Corporation. He is an internationally recognized expert in lasers and their applications and in advanced energy research and development. He has won numerous awards in these fields, he was a former visiting Trustee of the University of Rochester Laboratory for Laser Energetics and has consulted for Schott Glass, Schafer, and Lockheed Martin Corporations. He obtained his undergraduate and advanced degrees at the University of Pennsylvania, Princeton University, and the University of Western Sydney. The Company believes that Dr. Campbell’s specific experience with laser technology and leading complex scientific development projects can help in the evaluation and strategic planning of the Company’s technology.

EXECUTIVE OFFICERS

Officers of the Company are appointed and serve at the pleasure of the Board. Our executive officers are:

Name	Position
Jonathan A. Shaw	Chief Executive Officer, Director
Paul L. Dailey	Executive Vice President, Chief Financial Officer and Corporate Secretary
Kirk D. Johnson	President and Chief Operating Officer

Information regarding Mr. Shaw is provided above under “Board of Directors.”

Paul L. Dailey, 63, was appointed Executive Vice President in December 2016. He was appointed Chief Financial Officer and Corporate Secretary in February 2007. He became an executive officer of the Company in August 2006 when he was appointed Acting Chief Financial Officer and Corporate Secretary. Prior to his appointments at the Company, Mr. Dailey served as Executive Vice President, Chief Financial Officer and Corporate Secretary of Spitz, where he started as Controller in 1983. Mr. Dailey is a Certified Public Accountant (inactive).

Kirk D. Johnson, 58, was appointed Chief Operating Officer and President in September 2016. He previously served as Vice President and General Manager of Digital Theater since January 2002. He joined the Company in April 1990 and has held various engineering and management positions throughout his service at the Company.

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation paid or earned for the fiscal years ended December 31, 2019 and 2018 by the Company’s Chief Executive Officer and each of its two other most highly compensated executive officers (the “Named Executive Officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	All Other Compensation ($) (2)	Total ($)
Jonathan Shaw,	2019	$329,306	$75,000	$27,723	$16,800	$448,829
Chief Executive Officer	2018	$319,715	$50,000	$22,785	$16,500	$409,000

Kirk Johnson, President & Chief	2019	$312,844	$75,000	$27,723	$16,800	$432,367
Operating Officer	2018	$303,732	$50,000	$22,785	$16,500	$393,017

Paul L. Dailey, Executive Vice-	2019	$307,350	$75,000	$27,723	$16,800	$426,873
President & Chief Financial Officer	2018	$298,398	$50,000	$22,785	$16,500	$387,683

(1)                                 Represents the grant date fair value of stock option awards, as calculated in accordance with FASB ASC Topic 718. The Company uses the Black-Scholes option pricing model to measure the fair value of stock options. For more information regarding the assumptions used in determining grant date fair value refer to Note 11 to the Company’s consolidated financial statements included in its 2018 Annual Report on Form 10-K and its 2017 Annual Report on Form 10-K, as applicable, filed with the SEC on March 8, 2019 and March 13, 2109, respectively.

(2)                                 Consists of 401(k) employer contributions.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

Employee Arrangements

Additional information about the compensation of our officers and directors is found in our proxy statement related to the annual meeting of shareholders for 2019 under the captions “Business,” “Executive Compensation,” “Summary Compensation Table,” and “Outstanding Equity Table.”

Changes to the employment agreements of Messrs. Shaw, Dailey and Johnson made in connection with the Merger Agreement are described under “Item 3.  Past Contacts, Transactions, Negotiations and Agreements” of the Schedule 14D-9 and incorporated herein by reference.

SUMMARY DIRECTOR COMPENSATION TABLE

The table below summarizes the compensation paid to our current independent directors for the fiscal year ended December 31, 2019.

Name	Fees Earned or Paid in Cash ($)	Option Awards(1) ($)	Total ($)
Dr. E. Michael Campbell	$33,000	$8,140	$41,140
L. Tim Pierce	$46,000	$8,140	54,140
Dr. William Schneider	$34,000	$8,140	42,140
William E. Stringham	$37,000	$8,140	45,140

(1)         Represents the grant date fair value of stock option awards, as calculated in accordance with FASB ASC Topic 718. The Company uses the Black-Scholes option-pricing model to measure the fair value of stock options. At December 31, 2019, the aggregate number of option awards outstanding held by directors was as follows: Dr. Campbell 55,000; Mr. Pierce 65,000; Dr. Schneider 65,000; and Mr. Stringham 40,000.

Mr. Pierce received a $8,000 retainer for each quarter served as Chairman of the Board plus $1,000 for each Board meeting attended. Each of our other non-employee directors received a $6,000 retainer for each quarter plus $1,000 for each Board meeting attended.

There is no separate compensation for committee participation. Each non-employee director first appointed or elected to the Board receives, as of the date of such appointment or election, an option to purchase up to 10,000 Shares. In addition, on the first day of each fiscal year thereafter, each non-employee director then serving as a director receives an option to purchase up to 10,000 Shares; provided, however, that in no event shall any non-employee director be granted additional options if the number of options previously granted to such non-employee director equals or exceeds 100,000 Shares. The exercise price for options granted to non-employee directors was equal to 110% of the fair market value of our Shares as of the date of grant. The options have a term of 10 years and become exercisable in three annual installments on the first, second and third anniversaries of the date of the grant. However, each option (a) expires upon the Board member’s termination for cause or willful termination from the Board, (b) expires 90 days after the Board member’s termination from the Board by the Company if not for cause, and (c) becomes fully vested and exercisable until the expiration date of such option as a result of retirement from the Board.

CORPORATE GOVERNANCE

Corporate Governance and Corporate Governance Documents

The Company recognizes the importance and value of sound corporate governance practices and high ethical standards. We believe our business model, culture of integrity and legal compliance, governance practices, and management control systems are important elements of our corporation and our long-term performance. We are committed to candor, honesty, and integrity in our internal operations and our reporting. We have summarized our standards of conduct in our Code of Ethics and Business Conduct. Employees, officers and directors are expected to adhere to this code and to apply its provisions in all aspects of their work.

For years, the Company has followed many sound governance practices. We have long had a majority of independent directors; an audit committee made up entirely of independent directors; portions of all board and audit committee meetings attended solely by independent directors; and regular rotation of audit personnel. Information about our policies, including copies of the charters of our Board audit, compensation, and nominating and corporate governance committees, are available at www.es.com/About/Governance. Our website is not incorporated into this Information Statement by this reference.

Board Meetings and Director Attendance

It is the Board’s policy to encourage all directors to attend each annual meeting of shareholders. All directors attended the 2019 annual meeting of shareholders. In 2019, the Board held four regularly scheduled quarterly meetings. In 2019, each director attended at least 75% of the aggregate of all meetings held by the Board and all meetings held by all committees of the Board on which such director served.

Director Independence

The Board has determined that all outside directors, Dr. Campbell, Mr. Pierce, Dr. Schneider and Mr. Stringham, are independent within the requirements of the listing standards of the Nasdaq Stock Market. There are no family relationships among any of Company’s directors or executive officers.

Audit Committee

The Audit Committee operates under the Audit Committee Charter and is a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee Charter can be found on the Company’s website at www.es.com/About/Governance. The principal functions of the Audit Committee are to:

•                  monitor the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance;

•                  monitor the independence and performance of the Company’s independent auditors;

•                  provide an avenue of communication among the independent auditors, management and the Board;

•                  encourage adherence to, and continuous improvement of, the Company’s policies, procedures and practices at all levels;

•                  review areas of potential significant financial risk to the Company; and

•                  monitor compliance with legal and regulatory requirements.

The Audit Committee of the Board of the Company is composed of three non-employee directors. The members of the Committee are L. Tim Pierce, Dr. William Schneider and William E. Stringham. The Board has determined that all members of the Audit Committee are independent within the requirements of the Exchange Act. The Board has reviewed the SEC’s definition of an “audit committee financial expert,” and has determined that L. Tim Pierce qualifies as an audit committee financial expert. The Audit Committee held four meetings in 2019. All committee members were in attendance at these meetings.

The Compensation Committee held one meeting in 2019. Additional information regarding the Compensation Committee’s process and procedures for consideration of executive and director compensation is provided in the Compensation Committee Charter.

The Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee (the “Nominating Committee”) operates under the Nominating and Corporate Governance Committee Charter. The Nominating Committee makes recommendations to the Board concerning candidates for election as directors, determines the composition of the Board and its committees, assesses the Board’s effectiveness, and develops and implements our Code of Ethics and Business Conduct.

The process followed by the Nominating Committee to identify and evaluate candidates may include requests to Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Nominating Committee and the Board, as deemed appropriate by the Nominating Committee. The Nominating Committee is authorized to retain advisors and consultants and to compensate them for their services in identifying and evaluating potential candidates. The Nominating Committee did not retain any such advisors or consultants during 2019.

Shareholders may recommend director candidates for inclusion by the Board in the slate of nominees which the Board recommends to shareholders for election. The qualifications of recommended candidates will be reviewed by the Nominating Committee. If the Board determines to nominate a shareholder-recommended candidate and recommends his or her election as a director by the shareholders, his or her name will be included in the Company’s proxy card for the shareholder meeting at which his or her election is recommended.

Although the Nominating Committee has not established any specific minimum qualifications for director nominees, the Nominating Committee will consider properly submitted shareholder recommendations for candidates who generally have the highest personal and professional integrity, who have demonstrated exceptional ability and judgment, and who would be most effective in conjunction with other directors. Recommendations from shareholders concerning nominees for election as a director should be sent to: Board of Directors, Nominating and Corporate Governance Committee, Evans & Sutherland Computer Corporation, 770 Komas Dr., Salt Lake City, Utah 84108. Recommendations must include the candidate’s name, business address and a description of the candidate’s background and qualifications for membership on the Board. The Nominating Committee will consider a recommendation only if appropriate biographical information and background material is provided on a timely basis.

Assuming that appropriate biographical and background material is provided for candidates recommended by shareholders, the Nominating Committee will evaluate those candidates by following substantially the same process, and applying substantially the same criteria, as for candidates submitted by Board members or by other persons. In considering whether to recommend any candidate for inclusion in the Board’s slate of recommended director nominees, including candidates recommended by shareholders, the Nominating Committee will apply the criteria established by the Nominating Committee, which may include considerations such as the candidate’s integrity, business acumen, experience, diligence, conflicts of interest, and the ability to act in the interest of all shareholders. The Nominating Committee does not necessarily assign specific weights to particular criteria, and no particular criterion is necessarily applicable to all prospective nominees. The Company believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities. The Nominating Committee does not have a formal policy regarding diversity, but considers a broad range of attributes and characteristics in evaluating nominees for election to the Board. The Nominating Committee views diversity broadly to include diversity of experience, skills and viewpoint in addition to more traditional diversity concepts. The Nominating Committee’s goal is to assemble a Board that brings to the Company a variety of perspectives and skills derived from high quality business and professional experience, as well as non-business experiences and attributes.

The Nominating Committee consists of L. Tim Pierce, Dr. E. Michael Campbell, Dr. William Schneider and William E. Stringham. There was one meeting of the Nominating Committee held in 2019.

Correspondence to the Board

Shareholders may send correspondence to the Board or to any individual director at the following address: Board of Directors, Evans & Sutherland Computer Corporation, 770 Komas Drive, Salt Lake City, Utah 84108, Attention: Corporate Secretary. The communication should indicate that the sender is a shareholder. The Corporate Secretary will review and log all communications. Based on procedures approved by the Board, the Corporate Secretary will retain and not send to directors any communications that are purely promotional or commercial in nature, or that address topics that clearly are unrelated to Board responsibilities. All other communications will be delivered to the appropriate directors.

Board Leadership Structure and Risk Oversight

Currently, the offices of Chairman of the Board and Chief Executive Officer are separated. We have no fixed policy with respect to the separation of the offices of the Chairman of the Board and Chief Executive Officer, and the Board believes that flexibility in appointing the Chairman of the Board and Chief Executive Officer allows the Board to make such determination at times and in a manner that it believes is in the best interest of our company and its shareholders. The Board believes that having an independent Chair is currently the preferred corporate governance structure for the Company because it strikes an effective balance between management and independent leadership participation in the Board process, and allows the Chief Executive Officer to focus on the Company’s day-to-day business, while allowing the Chair to lead the Board in its primary role of review and oversight of management.

Our management is responsible for the day-to-day assessment and management of the risks we face, while our Board administers its risk oversight function directly and through the Audit Committee and the Compensation Committee. Our Chief Executive Officer, President and Chief Financial Officer regularly report to our Board and the relevant Committee regarding identified or potential risks. The areas of material risk to our company include strategic, operational, financial, legal and regulatory risks. Our Board regularly reviews our company’s strategies and attendant risks, and provides advice and guidance with respect to strategies to manage these risks while attaining long- and short-term goals. Financial risks, including internal controls and liquidity risk, are the purview of our Audit Committee. The Audit Committee’s review is accompanied by regular reports from management and assessments from our company’s independent accountants. In assessing legal or regulatory risks, our Board and the Audit Committee are advised by management, counsel and experts, as appropriate. The Compensation Committee is responsible for overseeing the management of risks associated with executive and employee compensation and plans, to ensure that our company’s compensation programs remain consistent and do not encourage excessive risk-taking. The Nominating Committee reviews the effectiveness of the Board’s leadership structure and corporate governance matters.

Code of Ethics and Business Practices

We have a Code of Ethics and Business Practices, which applies to all directors, officers, and employees. Among other things, the Code of Ethics and Business Practices is designed to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; to promote full, fair, accurate, timely, and understandable disclosure in periodic reports we are required to file; and to promote compliance with applicable governmental laws, rules and regulations. The Code of Ethics and Business Practices, which is available at the website address listed above, provides for the prompt internal reporting of violations of the code to an appropriate person identified in the code and contains provisions regarding accountability for adherence to the code.

Report of the Audit Committee

Preparation of our audited financial statements for the fiscal year ended December 31, 2019, has not yet been completed. Set forth below is a summary of the Audit Committee Report related to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which previously was included in our proxy statement for the 2019 annual meeting of shareholders.

AUDIT COMMITTEE REPORT

Management is responsible for the Company’s internal controls and financial reporting process. Evans & Sutherland’s independent registered accounting firm, Tanner LLC, is responsible for performing an independent audit of the Company’s consolidated financial statements in accordance with auditing standards of the Public Company Accounting Oversight Board and to issue a report thereon. The primary function of the Committee is to monitor and oversee these processes.

In connection with these responsibilities, the Committee met with management and the independent registered accounting firm, Tanner LLC, to review and discuss the December 31, 2018 consolidated financial statements. The Committee also discussed with Tanner LLC the matters required to be discussed by the independent auditors with the Audit Committee under the rules adopted by the Public Company Accounting Oversight Board (“PCAOB”). The Committee also received the written disclosures and the letter from Tanner LLC required by applicable requirements of the PCAOB regarding the independent accountant’s communications with the Committee concerning independence, and the Committee discussed with Tanner LLC its independence. The Committee reassesses the adequacy of its charter on a yearly basis.

Based on the Committee’s discussions with management and the independent auditors, and the Committee’s review of the representations of management and the report of the independent auditors to the Committee, the Committee recommended to the Board that it include the Company’s audited consolidated financial statements in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which has been filed with the Securities and Exchange Commission.

AUDIT COMMITTEE

L. Tim Pierce

William Schneider

William E. Stringham

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In the ordinary course of business, the Company may engage in transactions which have the potential to create actual or perceived conflicts of interest between the Company and its directors and officers or their immediate family members. The Audit Committee charter requires that the Audit Committee review and approve any related party transaction or, in the alternative, that it notify and request action on the related party transaction by the full Board. While we have not adopted formal written procedures for reviewing such transactions, in deciding whether to approve a related party transaction, the Audit Committee may consider, among other things, the following factors:

•                  information regarding the goods or services proposed to be provided, or being provided, by or to the related party;

•                  the nature of the transaction and the costs to be incurred by the Company;

•                  an analysis of the costs and benefits associated with the transaction, and a comparison of alternative goods or services available to the Company from unrelated parties;

•                  an analysis of the significance of the transaction to the Company;

•                  whether the transaction would be in the ordinary course of the Company’s business;

•                  whether the transaction is on terms comparable to those that could be obtained in an arm’s length dealing with an unrelated third party;

•                  whether the transaction could result in an independent director no longer being considered independent under applicable rules; and

•                  any other matters the committee deems appropriate.

After considering these and other relevant factors, the Audit Committee will either (1) approve or disapprove the related party transaction, or (2) notify and request action on the related party transaction by the full Board. The Audit Committee will not approve any related party transaction which is not on terms that it believes are fair and reasonable to the Company.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s executive officers and directors, and persons who own more than 10% of the Company’s Shares, to file reports of ownership and changes in ownership with the SEC.

To our knowledge, based on information provided to us, our officers and directors (we are not aware of any person that owns more than 10% of our Shares), satisfied applicable filing requirements during Fiscal Year 2019.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding securities authorized for issuance under our equity compensation plans as of December 31, 2019:

Securities Authorized for Issuance Under Equity Compensation Plans as of December 31, 2019:

Number of securities
	Number of securities	Weighted average	remaining available for future issuance
	to be issued upon exercise of	exercise price of	under equity compensation
	outstanding options,	outstanding options,	plans (excluding securities
	warrants and rights	warrants and rights	reflected in column (a))
	(a)	(b)	(c)

Equity compensation plans approved by security holders	1,591,500	$0.71	876,981
Equity compensation plans not approved by security holders	—	—	—
Total	1,591,500	$0.71	876,981

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

Name and Position	Shares Beneficially Owned Number(1)	Percent(2)
Stephen T. Winn(3)	7,217,362	57.1%
Mirasol Capital, LLC(3)	7,217,362	57.1%
Elevate Entertainment Partners LLC(3)	7,217,362	57.1%
Elevate Entertainment Holdings Inc(3)	7,217,362	57.1%
Elevate Entertainment Inc.(3)	7,217,362	57.1%
Elevate Acquisition Corporation(3)	7,217,362	57.1%
Peter R. Kellogg(4)	4,360,700	37.9%
Stuart Sternberg(5)	1,186,592	10.3%
Jonathan Shaw, Chief Executive Officer and Director(6)	370,328	3.1%
L. Tim Pierce, Director, Chairman of the Board(7)	180,762	1.6%
Dr. E. Michael Campbell, Director(8)	54,999	*
William Schneider, Director(9)	54,999	*
William E. Stringham, Director(10)	39,999	*
Paul L. Dailey, Executive Vice President, Chief Financial Officer and Corporate Secretary(11)	357,313	3%
Kirk Johnson, President and Chief Operating Officer(12)	316,667	2.7%
All directors and executive officers as a group—7 persons	1,375,067	10.9%

(1)                                 The number of Shares beneficially owned by each person or group as of February 9, 2020, includes Shares such person or group had the right to acquire on or within 60 days after such date, including but not limited to, upon the exercise of Options. To our knowledge, except as otherwise indicated in the footnotes to this table and subject to applicable community property laws, the shareholder named in the table has sole voting power and sole dispositive power with respect to the Shares set forth opposite such shareholder’s name. Unless otherwise indicated, the address of the shareholder is c/o the Company.

(2)                                 For each person and group included in the table, percentage ownership is calculated by dividing the number of Shares beneficially owned by such person or group as described above by the sum of the 11,482,516 Shares outstanding on February 9, 2020, and the number of Shares that such person or group had the right to acquire on or within 60 days of that date, including, but not limited to, upon the exercise of Options.

(3)           Information based on Schedule 13D/A filed on March 2, 2020 by Stephen T. Winn, Mirasol Capital, LLC, Parent, Purchaser, Elevate Entertainment Partners LLC and Elevate Entertainment Holdings Inc. An aggregate of 7,017,362 Shares represent Shares beneficially owned by certain shareholders that are subject to Tender and Support Agreements (the “Tender and Support Agreements”), each dated as of February 9, 2020, by and among Parent and Purchaser, on the one hand, and each of Peter R. Kellogg, Cynthia K. Kellogg Revocable Trust, Bermuda Partners LP, Stuart Sternberg, David Bateman, Paul Dailey, Kirk Johnson, Larry Pierce and Jonathan Shaw, which were entered into in connection with the Merger Agreement.  In addition, Seren Capital, Ltd., a Texas limited partnership and affiliate of Mr. Winn, currently holds an aggregate of 200,000 Shares. The address of this beneficial owner is c/o Elevate Entertainment Inc., 4143 Maple Avenue, Suite 400, Dallas, Texas 752199.

(4)                                 Peter R. Kellogg reported beneficial ownership of 4,359,700 Shares through indirect ownership of 4,000,000 Shares by Bermuda Partners LP and indirect ownership of 359,700 Shares by his spouse, Cynthia Kellogg, on a Form 4 filed with the SEC by Mr. Kellogg on April 18, 2018. Mr. Kellogg is also the record owner of 1,000 Shares. The address of this beneficial owner as indicated in the Form 4 is c/o IAT Insurance Co. Ltd., 48 Wall Street, NY, NY 10055. All of Mr. Kellogg’s Shares are subject to the Tender and Support Agreements referenced in Footnote (3).

(5)                                 Stuart Sternberg has sole voting power and sole dispositive power as to 1,186,592 Shares according to the Schedule 13G filed with the SEC on February 23, 2018. The address of this beneficial owner as indicated in the Schedule 13G is 85 Bellevue Avenue, Rye, New York 10580. All of Mr. Sternberg’s Shares are subject to the Tender and Support Agreements referenced in Footnote (3).

(6)                                 Amount indicated includes 311,667 Shares issuable pursuant to exercise of Options held by Mr. Shaw. All of Mr. Shaw’s Shares are subject to the Tender and Support Agreements referenced in Footnote (3).

(7)                                 Amount indicated includes 64,999 Shares issuable pursuant to exercise of Options held by Mr. Pierce. All of Mr. Pierce’s Shares are subject to the Tender and Support Agreements referenced in Footnote (3).

(8)                                 All Shares indicated are issuable pursuant to exercise of Options held by Mr. Campbell.

(9)                                 All Shares indicated are issuable pursuant to exercise of Options held by Mr. Schneider.

(10)                          All Shares indicated are issuable pursuant to exercise of Options held by Mr. Stringham.

(11)                          Amount indicated includes 289,667 Shares issuable pursuant to exercise of Options held by Mr. Dailey. All of Mr. Dailey’s Shares are subject to the Tender and Support Agreements referenced in Footnote (3).

(12)                          Amount indicated includes 291,667 Shares issuable upon exercise of Options held by Mr. Johnson. All of Mr. Johnson’s Shares are subject to the Tender and Support Agreements referenced in Footnote (3).

LEGAL PROCEEDINGS

The Company is not aware of any material proceedings in which any director (including any Designees), officer or affiliate of the Company, any record or beneficial owner of more than 5% of our Shares, or any associate of any such director (including any Designee), officer, affiliate of the Company or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

SCHEDULE A

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years

Stephen T. Winn Director

Stephen T. Winn, 73, founded RealPage, Inc. (Nasdaq: RP) (“RealPage”) and has served as RealPage chief executive officer, chairman of the board, and a member of the RealPage board of directors since November 1998. Prior to RealPage, Mr. Winn served in various executive positions, including president of Research Institute of America, a provider of information services to the accounting industry and a wholly owned subsidiary of Thomson Reuters Corporation, and president and chief executive officer of Computer Language Research Inc., a publicly traded company focused on tax compliance, tax research and accounting software, which was acquired by Thomson Reuters Corporation. Mr. Winn received his B.S. in Electrical Engineering from the University of Texas at Austin and his M.S. in Management from Stanford University.

Jeb Terry, Jr. Director

Starting in 2004, Jeb Terry Jr., 38, spent five years in the NFL playing offensive line for the Tampa Bay Buccaneers and San Francisco 49ers. In May 2010, Mr. Terry co-founded StraightCast Media with teammate and business partner Ryan Nece. After selling StraightCast Media to FOX Sports in 2015, Mr. Terry joined FOX Sports and eventually served as Vice President, Emerging Technology and Head of PROcast. At FOX Sports, Mr. Terry worked with league partners on multi-screen and digital activations around FOX Sports’ biggest events (including the NFL Super Bowl, World Series, and FIFA World Cup); ran the FOX Sports PROcast team; and also worked with FOX Sports Labs exploring new technologies and their use across every screen (TV, Digital, and Social) with a focus on immersive media. Beginning in early 2017, Mr. Terry was engaged as an advisor to and serves on the Immersive Media Leadership Board of the Sports Innovation Lab. Mr. Terry was a Co-Founder and CEO of Unblockable, Inc. from June 2018 to October 2018, a venture backed blockchain and sport business. Starting in October 2018, Mr. Terry founded and has served as President of Double Seven Sports, which helps clients bridge the gap between sports, media, and technology. Mr. Terry started working with the Winn Family Office in January 2019 and became the Managing Director of Mirasol Capital in September 2019 to help lead the Venture Capital and Private Equity strategy for the Winn Family Office. Mr. Terry has served as President and CEO of Elevate Entertainment Inc. and Elevate Acquisition Corporation since February 2020. Mr. Terry received his B.S. in Business Administration and MBA from the University of North Carolina at Chapel Hill.

Shaun Miller, Director

Shaun Miller, 39, received his Bachelor of Business Administration and Master in Professional Accounting from the University of Texas at Austin in 2002. He spent several years in public accounting at PricewaterhouseCoopers before returning to the University of Texas at Austin, where he earned his J.D. in 2007. He began his legal career as an associate at Locke Liddell & Sapp, before moving to a boutique estate planning firm in 2009. In 2011, he left his law firm to assist Stephen T. Winn in the founding of Winn Family Office. Simultaneously, he took a position as corporate counsel at RealPage. In 2014, he left his position with RealPage to focus all of his efforts on helping Mr. Winn run the Winn Family Office, which he has done since that time as Chief Legal Officer.